N-SAR EXHIBIT 77E

Pending Litigation.  Since 2009, a number of lawsuits have been pending in federal courts against OppenheimerFunds, Inc., the Fund's investment advisor (the "Manager"), OppenheimerFunds Distributor, Inc., the Fund's principal underwriter and distributor (the "Distributor"), (but not including the Fund).  The lawsuits naming the Defendant Funds also name as defendants certain officers and current and former trustees of the respective Defendant Funds.  The plaintiffs seek class action status on behalf of purchasers of shares of the respective Defendant Fund during a particular time period.  The lawsuits raise claims under federal securities laws alleging that, among other things, the disclosure documents of the respective Defendant Fund contained misrepresentations and omissions, that such Defendant Fund's investment policies were not followed, and that such Defendant Fund and the other defendants violated federal securities laws and regulations.  The plaintiffs seek unspecified damages, equitable relief and an award of attorneys' fees and litigation expenses.  Additionally, in 2009, what are claimed to be derivative lawsuits were filed in state court against the Manager, the Distributor and another subsidiary of the Manager (but not against the Fund), on behalf of the New Mexico Education Plan Trust. These lawsuits allege breach of contract, breach of fiduciary duty, negligence and violation of state securities laws, and seek compensatory damages, equitable relief and an award of attorneys' fees and litigation expenses.

Other lawsuits have been filed since 2008 in various state and federal courts, against the Manager and certain of its affiliates. Those lawsuits were filed by investors who made investments through an affiliate of the Manager, and relate to the alleged investment fraud perpetrated by Bernard Madoff and his firm (“Madoff”). Those suits allege a variety of claims including breach of fiduciary duty, fraud, negligent misrepresentation, unjust enrichment, and violation of federal and state securities laws and regulations, among others.  They seek unspecified damages, equitable relief, and an award of attorneys' fees and litigation expenses.  None of the suits have named the Distributor, any of the Oppenheimer mutual funds or any of their independent Trustees or Directors as defendants.  None of the Oppenheimer funds invested in any funds or accounts managed by Madoff.

In March 2010, what is claimed to be a derivative action on behalf of the Trust was filed in federal district court against the Distributor and several of the Trust's current and retired Trustees. The suit alleges that as a matter of law, asset-based payments made under the Fund's 12b-1 Plans or by the Distributor to broker dealers with respect to shares of the Trust (including shares of the Fund) held in accounts of broker-dealers for their customers are impermissible. The plaintiffs seek termination of such payments, restitution and unspecified damages from the Trust's Trustees, other equitable relief and an award of attorneys' fees and litigation expenses.

The Manager believes that the lawsuits described above are without legal merit and is defending against them vigorously.  The Defendant Funds' Boards of Trustees have also engaged counsel to represent the Funds and the present and former Independent Trustees named in those suits.  While it is premature to render any opinion as to the outcome in these lawsuits, or whether any costs that the Defendant Funds may bear in defending the suits might not be reimbursed by insurance, the Manager believes that these suits should not impair the ability of the Manager or the Distributor to perform their respective duties to the Fund, and that the outcome of all of the suits together should not have any material effect on the operations of any of the Oppenheimer funds.